AQ Technology Partners, LLC
Statement of Financial Condition
December 31, 2025

Filed as PUBLIC information pursuant to Rule 17a-5(d) under the Securities Exchange Act of 1934

AQ Technology Partners, LLC
TABLE OF CONTENTS
December 31, 2025

_____

ANNUAL AUDITED FOCUS REPORT FACING PAGE 1-2
_____

INDEPENDENT AUDITOR'S REPORT
 ON THE FINANCIAL STATEMENT 3
_____

FINANCIAL STATEMENT

 Statement of Financial Condition 4
 Notes to Financial Statement 5-9
_____

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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8-70378

FACING PAGE
Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/2025 _____ AND ENDING 12/31/2025 _____
MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: AQ Technology Partners, LLC _____

TYPE OF REGISTRANT (check all applicable boxes):
☐ Broker-dealer   ☐ Security-based swap dealer   ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

203 Redwood Shores Parkway, Suite 530
_____
(No. and Street)

Redwood City	CA	94065
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Matt Sachse	650-815-8628	matt@aqtpartners.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Sanville & Company LLC
_____
(Name – if individual, state last, first, and middle name)

2617 Huntingdon Pike	Huntingdon Valley	PA	19006
(Address)	(City)	(State)	(Zip Code)

09/18/2003	169
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Matt Sachse _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of AQ Technology Partners, LLC _____, as of December 31 _____, 2 025 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title: _____
Principal Executive Officer

Notary Public _____

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ☐ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ☐ (d) Statement of cash flows.
- ☐ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ☐ (g) Notes to consolidated financial statements.
- ☐ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ☐ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ☐ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ☐ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ■ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ☐ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ☐ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

***To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.**

CALIFORNIA ALL-PURPOSE CERTIFICATE OF ACKNOWLEDGMENT

A notary public or other officer completing this certificate verifies only the identity of the individual who signed the document to which this certificate is attached, and not the truthfulness, accuracy, or validity of that document.

State of California

County of SAN MATEO

On 23 MAR 2026 before me, KENT CHU, Notary Public,
(Here insert name and title of the officer)

personally appeared MATTHEW ALLAN SACHSE,

who proved to me on the basis of satisfactory evidence to be the person(s) whose name(s) is/~~are~~ subscribed to the within instrument and acknowledged to me that he/~~she/they~~ executed the same in his/~~her/their~~ authorized capacity(ies), and that by his/~~her/their~~ signature(s) on the instrument the person(s), or the entity upon behalf of which the person(s) acted, executed the instrument.

I certify under PENALTY OF PERJURY under the laws of the State of California that the foregoing paragraph is true and correct.

WITNESS my hand and official seal.

Signature of Notary Public

(Notary Seal)

KENT CHU
COMM. #2486659
Notary Public · California
San Mateo County
My Comm. Expires Apr. 12, 2028
NR01

ADDITIONAL OPTIONAL INFORMATION

DESCRIPTION OF THE ATTACHED DOCUMENT

AQ TECH PARTNERS, LLC STMT OF FIN'L COND.
(Title or description of attached document)

(Title or description of attached document continued)

Number of Pages ____ Document Date ________

(Additional information)

CAPACITY CLAIMED BY THE SIGNER

- ☐ Individual (s)
- ☐ Corporate Officer

(Title)

- ☐ Partner(s)
- ☐ Attorney-in-Fact
- ☐ Trustee(s)
- ☐ Other ________

INSTRUCTIONS FOR COMPLETING THIS FORM

Any acknowledgment completed in California must contain verbiage exactly as appears above in the notary section or a separate acknowledgment form must be properly completed and attached to that document. The only exception is if a document is to be recorded outside of California. In such instances, any alternative acknowledgment verbiage as may be printed on such a document so long as the verbiage does not require the notary to do something that is illegal for a notary in California (i.e. certifying the authorized capacity of the signer). Please check the document carefully for proper notarial wording and attach this form if required.

- State and County information must be the State and County where the document signer(s) personally appeared before the notary public for acknowledgment
- Date of notarization must be the date that the signer(s) personally appeared which must also be the same date the acknowledgment is completed.
- The notary public must print his or her name as it appears within his or her commission followed by a comma and then your title (notary public)
- Print the name(s) of document signer(s) who personally appear at the time of notarization
- Indicate the correct singular or plural forms by crossing off incorrect forms (i.e. ~~he~~/she/~~they,~~ is /~~are~~) or circling the correct forms. Failure to correctly indicate this information may lead to rejection of document recording
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- Signature of the notary public must match the signature on file with the office of the county clerk.
  - ❖ Additional information is not required but could help to ensure this acknowledgment is not misused or attached to a different document.
  - ❖ Indicate title or type of attached document, number of pages and date.
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- Securely attach this document to the signed document



2617 Huntingdon Pike
Huntingdon Valley, PA
19006
215.884.8460

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member and
Those Charged With Governance of
AQ Technology Partners, LLC

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of AQ Technology Partners, LLC (the "Company") as of December 31, 2025, and the related notes (collectively referred to as the financial statement). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of the Company as of December 31, 2025 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

Sanville & Company

We have served as the Company's auditor since 2022.
Huntingdon Valley, Pennsylvania
March 10, 2026

AQ Technology Partners, LC

Statement of Financial Condition

December 31, 2025

Assets

Cash and cash equivalents	$	5,097,273
Accounts receivable		562,336
Investments, at fair value		452,273
Prepaid expenses and other assets		268,275
Fixed assets, net of accumulated depreciation of $268,345		279,236
Right of use assets		1,636,743
Total assets	$	8,296,136

Liabilities and Member's Capital

Liabilities		
Accounts payable and accrued expenses	$	2,168,605
Office lease liability		1,632,037
Total liabilities		3,800,642
Member's equity		4,495,494
Total liabilities and member's equity	$	8,296,136

AQ Technology Partners, LLC
Notes to Financial Statement
December 31, 2025

_____

1. Organization

AQ Technology Partners, LLC (the "Company") is a limited liability company under the laws of the State of California. The Company is a wholly owned subsidiary of AQ Holdings, LLC. The Company is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA") and the Securities Investor Protection Corporation ("SIPC"). The Company is involved with the private placements of securities, and merger and acquisitions.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company in the preparation of its financial statements. The policies are in conformity with accounting principles generally accepted in the United States of America ("GAAP").

Use of estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Furniture and Equipment – Furniture and equipment are stated at cost less accumulated depreciation. Additions, renovations, and improvements are capitalized. Maintenance and repairs which do not extend asset lives are expensed as incurred. Depreciation is provided using the double-declining method over the estimated lives of the assets.

Revenue Recognition – Revenue is measured based on a consideration specified in a contract with a customer, and excludes any sales incentives and amounts collected on behalf of third parties. The Company recognizes revenue when it satisfied a performance obligation by transferring control over a product or service to a customer. Taxes and regulatory fees assessed by a government authority or agency that are both imposed on and concurrent with a specified revenue-producing transaction, that are collected by the Company from a customer, are excluded from revenue.

The following is a description of activities – separated by reportable segments, per FINRA Form "Supplemental Statement of Income (SSOI)"; from which the Company generates its revenue. For more detailed information about reportable segments, see below

Segment Reporting - The Accounting Standards Update (ASU) 2023-07 issued by the Financial Accounting Standards Board (FASB) introduced enhancements to segment reporting requirements for public entities, including broker-dealers. The update aimed to improve the transparency and usefulness of financial disclosures for investors and other stakeholders. ASU 2023-07 disclosure requirements are effective for fiscal years starting after December 15, 2023. The Company has identified its President as the Chief Operating Decision Maker as specified in the ASU 2023-07. Company management reviewed the ASU 2023-07 disclosure requirements and determined that no additional disclosures are required as the Company has only one reportable segment.

5

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2.   Summary of Significant Accounting Policies (continued)

Investment banking fees are broken down into success fees and engagement fees accounted for under ASC 606 as follows:

Engagement fees are earned in full upon the signing of an engagement letter and typically payable either in full upon signing or on some periodic basis subsequent to signing (monthly anniversary, etc.). The engagement fee is a nonrefundable, fixed amount and is not contingent on the successful consummation of a transaction. The engagement fee is compensation paid to the Company for time spent on the administrative and logistical matters related to the process of marketing a transaction for the client, whether successful or not. As such engagement fees are recognized with respect to each engagement letter either upon signing or over the appropriate period.

Success fees are earned and payable only upon the consummation of a successful transaction for the client and determined as a percentage of Aggregate Value of the transaction. Generally using a sliding scale where the fee earned as a percentage of the Aggregate Value increases dependent on the ultimate Aggregate Value. The Success fee is entirely contingent upon the consummation of a successful transaction and is compensation to the Company for achieving a successful transaction for its client and, as such, is recognized in full upon the closing of a successful transaction.

Income taxes – Income taxes, if any, are the liability of the individual members. Accordingly, income or losses pass through to the Company members, and no provision for federal income taxes has been reflected in the accompanying financial statements. State income taxes have been provided at the reduced rate applicable to limited liability companies.

The Company recognizes and discloses uncertain tax positions in accordance with accounting principles generally accepted in the United States of America (GAAP). As of, and during the year ending December 31, 2025, the Company did not have liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2021.

Fair Value Hierarchy - FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820, are used to measure fair value.

_____

2.   Summary of Significant Accounting Policies (continued)

The Company uses the fair value measurements standard to determine the value of its securities. Various inputs used under this method are summarized in the three broad levels listed below:

Level 1 - quoted prices (unadjusted) in active markets for identical securities

Level 2 – other significant observable inputs (including quoted prices for similar securities, interest rates, prepayment terms, credit risk, etc.)

Level 3 – significant unobservable inputs (including the Company's own assumptions in determining the fair value of investments)

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

Private operating companies - Investments in private operating companies may consist of common stock, preferred stock, and debt of privately owned portfolio companies. The transaction price, excluding transaction costs, is typically the Company's best estimate of fair value at acquisition. At each subsequent measurement date, the Company reviews the valuation of each investment and records adjustments as necessary to reflect the expected exit value of the investment under current market conditions. Ongoing reviews by the Company's management are based on an assessment of the type of investment, the stage in the lifecycle of the portfolio company, and trends in the performance and credit profile of each portfolio company as of the measurement date.

Concentration of credit risks – The Company maintains its cash in bank deposit accounts which, at times, may exceed federally insured limits. The Company has not experienced any losses in such accounts. Management believes the Company is not exposed to any significant credit risk related to cash.

Accounts Receivable – Management evaluates the collectability of accounts receivable on an ongoing basis and records an allowance in the event the collection is considered remote.

AQ Technology Partners, LLC
Notes to Financial Statement (Continued)
December 31, 2025

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3.   Security Valuation

The following table summarizes the valuation of the Company's investments by the above fair value hierarchy levels as of December 31, 2025:

Securities Owned:	Level 1	Level 2	Level 3
Rezolve Limited	$ 245,273	$ -	$ -
ASOCS LTD	$ -	$ -	$ 207,000

The following table sets forth a summary of the changes in the fair value of the Fund's investments for the year ended December 31, 2025:

Investments	
Balance beginning of year	$270,240
Fair market value adjustment	182,033
Balance end of year	$ 452,273

4.   Furniture and Equipment

Fixed assets, net at December 31, 2025, are summarized as follows:

Furniture and equipment	$ 154,594
Computers and equipment	147,920
Leasehold improvements	245,067
	523,743
Less accumulated depreciation	(268,345)
	$ 279,236

Depreciation expense amounted to $59,334 for the year ended December 31, 2025.

AQ Technology Partners, LLC
Notes to Financial Statement (Continued)
December 31, 2025

_____

5. **Commitments and Contingencies**

The Company is not involved in any litigation or arbitration proceedings, and there are no material commitments or contingencies related to any legal claims. Management has assessed the potential for any litigation or arbitration matters and has determined that no provision for such contingencies is required in the financial statements.

The Company leases its office space under a non-cancellable operating lease agreement which commenced December 1, 2020. Rent expense for the year ended December 31, 2025 was $567,026.

Future minimum rental payments required under the lease liability together with their present value are approximately as follows:

Year	Amount
2026	413,604
2027	426,012
2028	438,792
2029	497,016
2030	46,412

Total payments under operating lease liabilities	$1,821,593
Less discount to present value	(189,556)
Total operating lease liability	$1,632,037

6. **Net Capital Requirements**

The Company is a member of the FINRA and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2025, the Company had net capital of $3,141,857 which was $2,997,597 in excess of its required net capital of $144,260. The Company's net capital ratio was 0.69 to 1.

7. **Subsequent Events**

Management has evaluated the impact of all subsequent events through the date the financial statements were issued and has determined that there were no subsequent events requiring disclosure in these financial statements.